YANZHOU COAL MINING COMPANY LIMITED

Address: 298 Fushan South Road, Shandong Province, China            Tel: (86537) 5385343  Fax: (86537) 5383311

July 22, 2014

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ladies and Gentlemen,

Re: Yanzhou Coal Mining Company Limited Form 20-F for the Year Ended December 31, 2013

Filed April 29, 2014 (File No. 001-14714)

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated July 8, 2014 (the “Comment Letter”) on its Annual Report on Form 20-F (the “Annual Report”). We have included the Staff’s comments in bold and in the order presented in the Comment Letter, and have presented our responses accordingly.

Form 20-F for the Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 71

A. Operating Results, page 71

Results of Operations, page 74

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012, page 74

1.	You appear to have some discussion of the sales and cost of sales for each of your segments. However, readers could benefit from a more robust segment discussion and analysis. In future filings, please also disclose separately for each segment the business reasons for the changes between periods in the segment results line item shown in Note 6 of your financial statements. If there is more than one business reason for the change, please quantify the incremental effect of each individual business reason discussed.

Please similarly disclose with quantification the business reasons for changes between periods in the unallocated corporate expenses and unallocated corporate income reconciling line items shown in Note 6. Please provide us your proposed revisions to your results of operations discussion for 2013 as compared to 2012.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

On page 78 of the Annual Report, below the table of Segment Information:

Coal mining revenue

Our revenue from coal mining segment (before unallocated corporate income and eliminations) decreased by RMB1,518.8 million, from approximately RMB56,419.8 million in 2012 to approximately RMB54,901.0 million in 2013, primarily due to general market volatility and weakened overall demand for coal in domestic and overseas markets, which decreased average selling prices of coal from RMB604.3 per tonne in 2012 to RMB523.5 per tonne in 2013. In addition, we recorded a loss on share of associates of RMB330.2 million in our mining business in 2013 as compared to a profit of RMB33.6 million in 2012, primarily due to the decrease in the selling prices of coal that resulted in loss to our associates. Furthermore, we recognized a loss on our share of joint ventures in mining businesses, which increased from RMB191.6 million in 2012 to RMB376.0 million in 2013, primarily due losses incurred in our joint venture operating the Middlemount Coal Mine, which resulted from decreased coal prices. The decrease was partially offset by increased sales volume of coal products, which increased from approximately 93.0 million tonnes in 2012 to approximately 104.0 million tonnes in 2013.

In 2013, we re-categorized our investment of RMB1.4 billion in Shaanxi Future Energy Chemical Corp. Ltd. (“Shaanxi Future”) from the methanol, electricity and heat supply business segment to the coal mining business segment for accounting and operational reasons as we expected Shaanxi Future to commence coal mining operations in 2014. This resulted in an increase of RMB1,369.8 million in the interests in associates in coal mining business segment and a corresponding decrease of RMB1,249.1 million in the interests in associates in the methanol, electricity and heat supply business segment.

In 2013, we recorded an impairment loss on intangible assets of RMB2,052.2 million, compared with RMB417.2 million in 2012, primarily due to a decrease in the valuation of our mining rights for certain of our Australian coal mines, primarily resulting from decreased coal prices.

Railway transportation

Our revenue from railway transportation business segment (before unallocated corporate income and eliminations) remained relatively stable at RMB501.2 million in 2013 as compared to RMB496.6 million in 2012.

The segment liabilities for the railway transportation business segment increased by RMB104.2 million, from RMB66.6 million in 2012 to approximately RMB170.9 million in 2013, primarily due to an increase in receivables due from companies within our Group in 2013 as a result of their late payments.

Methanol, electricity and heat supply business

Our revenue from methanol, electricity and heat supply business segment (before unallocated corporate income and eliminations) increased by RMB26.2 million, from RMB1,765.9 million in 2012 to RMB1,792.1 million in 2013. Our profits from associates in the methanol, electricity and heat supply business segment increased by RMB455.7 million, from RMB108.4 million in 2012 to RMB564.1 million in 2013, as the result of decreased operating costs due decreased raw materials prices, especially coal prices due to market factors.

Unallocated and eliminations

Our unallocated corporate income decreased by RMB1,915.7 million, from RMB1,987.1 million in 2012 to RMB71.4 million, primarily reflecting the recognition in 2012 of a one-off premium of approximately RMB1,269.3 million recorded for the acquisition of Gloucester Coal and net foreign exchange income of RMB714.2 million, which we did not recognize in 2013.

Our unallocated corporate expenses decreased by RMB255.9 million, from RMB2,160.0 million in 2012 to RMB1,504.1 million in 2013, reflecting the successful implementation of cost-saving measures across the Group, and primarily include decreases of (i) RMB231.6 million in advertising expenses, (ii) RMB223.2 million in wages and employee benefits, (iii) RMB35.5 million in legal and professional fees, (iv) RMB31.0 million in telecommunication expenses and (v) RMB30.5 million in repairs and maintenance expenses. This decrease was partially offset by an increase of RMB62.0 million in other tax payables as a result of tax increases relating to land use rights.

Transportation costs of coal, page 74

2.	Your coal transportation costs decreased by RMB 80 million, or 3.8%, from 2012 to 2013 despite your sales volume of the coal products increasing 11.8% between periods. In future filings, please disclose the business reasons for the decrease in coal transportation costs despite increased sales volume. Please provide us your proposed disclosure.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

On page 78 of the Annual Report:

Transportation costs of coal

Our coal transportation costs, including our railway transportation costs for coal products, decreased by RMB80.0 million, or 3.8%, from RMB2,104.2 million in 2012 to RMB2,024.2 million in 2013, and included transportation costs for our coal sold in the PRC of RMB444.3 million and for coal sold outside the PRC of approximately RMB1,579.9 million. Our sales volume of coal products increased by 11.0 million tonnes, which included 7.0 million tonnes of trading coal.

We use highways and, to a lesser extent, railways, domestic and international shipping lanes to transport trading coal. We are responsible for costs incurred if coal is transported via railways. The costs of highway and shipping lanes are charged by the relevant carriers to, and borne by, our customers and are not recorded as our transportation costs. As a result, while sales volume of coal increased in 2013, our transportation costs of coal decreased in 2013 due to a general decrease in railway transportation coal volume, the costs of which are borne by the Company compared with volumes transported using highways, which are borne by our customers.

Income tax gain, page 76

3.	Your disclosure under Note 12 indicates that your effective income tax rates fluctuated significantly in the years 2011, 2012 and 2013. To enhance investors’ understanding of your business, please expand your discussion in future filings to describe the causal factors underlying the changes in your effective income tax rates over the reporting periods. Please provide us your proposed disclosure.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

•	Page 76 of the Annual Report:

Income tax gain

We recorded income tax gains of approximately RMB394.8 million in 2013, as compared to income tax expenses of approximately RMB36.2 million in 2012, primarily due to the decrease in deferred income tax resulting from a loss incurred by Yancoal Australia in 2013.

The effective income tax rate increased from 0.6% in 2012 to 68% in 2013 primarily due to loss incurred by the Company’s Australian operations, which are subject to generally higher income tax rates.

•	On page 77 of the Annual Report:

Income tax expenses

Our income tax decreased by RMB3,430.7 million, or 99.0%, from approximately RMB3,466.9 million in 2011 to approximately RMB36.2 million in 2012, primarily due to a decrease in current income tax expenses of RMB1,725.2 million and a decrease in the income tax expenses of our Australian subsidiaries of RMB1,085.2 million, which was primarily due to an increase in its deferred tax assets related to the implementation of MRRT.

The effective income tax rate decreased from 28% in 2011 to 0.6% in 2012 primarily due to the Australia MRRT imposed in 2012, which give rise with a one-off income tax benefit in 2012.

F. Tabular Disclosure of Contractual Obligations, page 85

Secured Bank Borrowings, page 85

4.	You obtained a waiver from the bank in Australia related to your non-compliance with certain debt covenants prior to December 31, 2013. In future filings, please disclose in Note 35 when each waiver was obtained, the specific debt covenants with which you were not in compliance, the duration of each waiver, and the amounts and forms of consideration that you paid, if any, to obtain the waivers. Please also disclose whether you believe that you will be able to comply with each covenant that was violated for the next twelve months without the need to obtain additional waivers. In addition, please explain how additional future violations of these debt covenants would affect your liquidity. Please provide us your proposed disclosure.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

•	In Note 35 (ii) (Secured borrowings) of the Annual Report:

In November 2013, the Company’s subsidiary, Yancoal Australia, obtained two waivers of compliance on debt covenants in respect of certain bank borrowings amounting to RMB15,111 million (US$2,490 million) and RMB303.4 million (US$50 million), respectively, as of December 31, 2013. The waivers were obtained without any consideration paid. The relevant covenants of the two borrowings are identical and are required to be tested half-yearly, with an initial test date of December 31, 2013. The waivers granted will defer the initial test date of the financial covenants to June 30, 2014 and for the consolidated net worth covenant, to December 31, 2014.

The original covenants required Yancoal Australia to maintain the following as of and/or for the year ended December 31, 2013: (i) a gearing ratio not exceeding 0.9 , (ii) interest cover ratio of not less than 1.5 and (iii) consolidated net worth not less than AUD2,000,000,000 . Yancoal Australia believed that it could not meet the above debt covenants and requested advance waivers in November 2013. The financial position of Yancoal Australia as of and for the year ended December 31, 2013 did not meet the above debt covenants requirements.

The covenants under waivers have been revised as follows:

(1)	The gearing ratio of Yancoal Australia will not exceed 0.90 on June 30, 2014 and 0.80 thereafter;

(2)	The interest coverage ratio of Yancoal Australia will not be less than 1.5 for the 12 month period ending on June 30, 2014 and 2.0 for the 12 months ending thereafter; and

(3)	The consolidated net worth of Yancoal Australia is not less than AUD1,600,000,000 on each test date on and after December 31, 2014.

•	On page 85 of the Annual Report:

We have obtained two waivers from Bank of China in November 2013 to waive certain debt covenant requirements prior to December 31, 2013. Subsequently, we obtained two waivers from Bank of China in June 2014 to waive certain debt covenant requirements prior to June 30, 2015. We will continue to monitor our indebtedness, working capital and liquidity requirements. We believe we will be able to comply with the debt covenant requirements or seek the necessary waivers if we believe we are unable to comply with such debt covenants. Therefore, we do not expect this to materially and adversely affect our liquidity.

Critical Accounting Policies, page 86

5.	Your disclosure under Note 23 states that you recorded an impairment charge of RMB 2,052,238 to mining reserves in 2013. To enhance investors’ understanding of your business, please expand your critical accounting policy disclosure in future filings to:

a)	Describe the methods and key assumptions you applied in your impairment analysis and the value you assigned to the key assumptions;

b)	Describe the events and circumstances that led to the recognition of the impairment charge; and

c)	Identify the cash-generating units that were impaired.

Please provide us your proposed disclosure.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

On page 88 of the Annual Report:

Estimated impairment of mining reserves

When there are indications of impairment, we take into consideration the estimate of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. When actual future cash flows are less than expected, a material impairment loss may arise. In estimating future cash flows, management takes into account recent production and technical advancements. As price and cost levels change from year to year, the estimate of future cash flows also changes. Notwithstanding that management has considered all the available information in making their impairment assessment, inherent uncertainty exists as to the conditions of mines and the environment, and actual write-offs may be higher than the estimated amounts.

The recoverable amount of cash generating units is assessed by management at the operating segment level. Business performance is reviewed by management on a mine by mine basis and each mine is considered to be a separate cash generating unit. The recoverable amount of each cash generating unit at December 31, 2013 was determined using the value in use method.

Value in use has been determined using a discounted cash flow model and key assumptions include coal prices, foreign exchange rates, production and capital costs, discount rate and coal reserves and resources. In determining the value assigned to each key assumption, management has used external sources of information and utilized the expertise of external and/or internal consultants and experts to validate entity specific assumptions such as coal reserves and resources.

Based on the impairment review, the recoverable amounts of coal reserves of Moolarben and Stratford & Duralie, both of which are coal mines of Yancoal Australia, were determined to be less than the carrying amounts and hence resulting an impairment loss of RMB2,052,238,000, predominantly due to forecasted global economic conditions and coal sales prices. The cash flow forecast used assumed an average long term real coal prices of US$79 – US$158 per tonne, AUD/US$ exchange rate declining from year end spot rate of AUD0.8948 to AUD0.80 over the next five years and a pre-tax discount rate of 15.7%. Production and capital costs were based on the estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. The recoverable amount is also dependent on the life of mines which is based on the annual coal production forecast.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements, page F-9

Note 6. Segment Information, page F-44

6.	Please disclose in future filings the types of amounts included in the unallocated corporate expenses and unallocated corporate income line items for each period presented. Please also disclose the types of amounts included in the unallocated corporate assets and unallocated corporate liabilities line items as of each balance sheet date. Please provide us your proposed disclosure.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

On page F-44 of the Annual Report:

Unallocated corporate income for the three years ended December 31, 2013 mainly included exchange gain and other sundry items. Unallocated corporate income for the year ended December 31, 2012 also included bargain purchase of RMB1,269,269,000 (note 45).

Unallocated corporate expenses for the three years ended December 31, 2013 mainly included bank charges, salaries and other employee benefits, miscellaneous taxes and other sundry items.

Unallocated corporate assets at December 31, 2011, 2012 and 2013 mainly included cash at bank, investments in securities and other sundry items.

Unallocated corporate liabilities at December 31, 2011, 2012 and 2013 mainly included bank borrowings, deferred taxation and sundry items.

*                      *                      *

In addition to the above responses, as requested by the Commission, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Please direct any questions or comments regarding our responses to the undersigned at (86) 537-538-3311, with copy to Christopher Shen (D: +852 2846-2364 / M: +852 2845-0476) or Isabelle Wu (D: +852 2846-2304 / M: +852 2845-0476) of Baker & McKenzie. Thank you for your consideration of this matter.

Yours sincerely,

/S/ WU Yuxiang

WU Yuxiang, Chief Financial Officer

Yanzhou Coal Mining Company Limited